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--------                                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION              -----------------------------
 FORM 3                                               WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Ion Beam Applications s.a.                       (Month/Day/Year)             SteriGenics International, Inc. (STER)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)       June 10, 1999       5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
   Chemin du Cyclotron, 3                           Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   B-1348 Louvain-la-Neuve Belgium                                                                             ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                            751,300                        D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.            Page 1 of 3
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Irrevocable option to purchase (1)   (2)      (3)         Common Stock     2,494,312        (4)         (D)
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Explanation of Responses:
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See Page 3 of 3 attached hereto.
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                                                                       ION BEAM APPLICATIONS, S.A.

                                                                      By /s/ Pierre Mottet                     June 21, 1999
                                                                         --------------------------------  ----------------------
                                                                         Pierre Mottet                              Date

**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                             Page 2 of 3
                                                                                                                   SEC 1473 (7-97)
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Explanation of Responses:

   (1) Pursuant to that certain stockholders' agreement dated June 10, 1999 (the "Stockholders' Agreement" which was filed as Exhibit 9.01 to Amendment No. 1 of Schedule 13D filed by the Reporting Person on June 11, 1999 and incorporated in this Form 3 by reference) by and among the Reporting Person, Ion Beam Applications G.P., IBA Acquisition Corp. and the following stockholders: The Charles W. King, Jr. Revocable Trust Dated December 17, 1986; The Charles W. King, III Trust Dated April 15, 1983; The Michael James King Trust Dated April 15, 1983; The Patricia M. King Trust Dated April 15, 1983; KFFP II, L.P.; KFFP III, L.P.; and The King Family Trust Dated December 16, 1997 (collectively, the "Stockholders"), each Stockholder granted to the Reporting Person an irrevocable option (each, an "Option") to purchase all the shares of the Issuer's common stock held by each of them.

   (2) The Reporting Person may exercise the Options, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event (as described in the Stockholders' Agreement).

   (3) The Options will expire upon the Expiration Date (as defined in the Stockholders' Agreement).

   (4) The exercise price of the Options is at a purchase price per share of common stock of the Issuer equal to the greater of $27.00 or such higher price as may be offered by IBA Acquisition Corp. in its tender offer for all of the outstanding shares of common stock of the Issuer.



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